Exhibit 99.1

OceanTech Acquisitions I Corp. Confirms Funding to Extend Period to

Consummate Initial Business Combination

New York – June 2, 2022 – OceanTech Acquisitions I Corp. (“OceanTech” or the “Company”) (Nasdaq: OTECU), a special purpose acquisition company, today announced that it has caused to be deposited $1,548,900 into the Company’s Trust account for its public stockholders, representing $0.15 per public share, allowing the Company to extend the period of time it has to consummate its initial business combination by six months from June 2, 2022 to December 2, 2022 (the “Extension”). The Extension is permitted under the Company’s governing documents.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements,” including with respect to the proposed initial public offering and the anticipated use of the net proceeds. No assurance can be given that the offering discussed above will be completed on the terms described, or at all, or that the net proceeds of the offering will be used as indicated. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s registration statement and preliminary prospectus for the Company’s offering filed with the SEC. Copies of these documents are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contacts

Investor Relations

Lena Cati

The Equity Group, Inc.

(212) 836-9611

lcati@equityny.com